UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Phone: (240) 223-1322
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 3 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company, BCP 2 WCR, LLC, a Delaware limited liability company, Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership, Blackstreet Capital Advisors II, LLC, a Delaware limited liability company, BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company, Blackstreet Capital Management, LLC, a Delaware limited liability company, and Murry N. Gunty (collectively, the “Reporting Persons”) who may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joinder Agreement To Agreement As To Joint Filing, dated October 14, 2014, which is attached hereto as Exhibit B. This filing amends and supplements the previous Schedule 13D, filed with the SEC on July 3, 2013.

On May 30, 2014, the Board of Directors of Western Capital Resources, Inc. (the “Issuer”) approved a 1-to-20 reverse stock split. The reverse stock split became effective on June 20, 2014, as reported in the Issuer’s Form 10-Q filed by the Issuer with the SEC on August 12, 2014. The reverse stock split reduced the number of the Issuer’s issued and outstanding shares of common stock to 3,010,887 shares. The reverse stock split similarly reduced by a factor of 20 the authorized number of shares of capital stock that the Issuer may issue to 12,500,000 shares. The share ownership of the Reporting Persons in this Amendment No. 3 to Schedule 13D reflects the reverse stock split by the Issuer.

On October 1, 2014, the Issuer completed a merger (the “Acquisition Transaction”) whereby it obtained a 100% interest in BC Alpha Holdings II, LLC, a Delaware limited liability company (“BCAH II”), and thereby an indirect majority interest in AlphaGraphics, Inc., a Delaware corporation (“AlphaGraphics”). In connection with the Acquisition Transaction, the Issuer established a wholly owned subsidiary that entered into an Agreement and Plan of Merger, dated August 29, 2014, which is incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2014, with BCAH II, the sole owner of BC Alpha, LLC, a Delaware limited liability company, which owned approximately 99.2% of AlphaGraphics. As consideration for the Acquisition Transaction, the Issuer issued 2,986,823 shares of common stock to BCAH I (which was the sole owner of BCAH II) for an ownership interest in the Issuer of approximately 49.8% of its issued and outstanding common stock.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,721,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,721,396
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,721,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	45.4%.[1]
14	TYPE OF REPORTING PERSON (see instructions)
CO

___________________________

1 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,721,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,721,396
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,721,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	45.4%.[2]
14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

___________________________

2 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,986,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,986,823
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,986,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	49.8%.[3]
14	TYPE OF REPORTING PERSON (see instructions)
CO

___________________________

3 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC, is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	2,986,823
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	2,986,823
	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,986,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	49.8%.[4]
14	TYPE OF REPORTING PERSON (see instructions)
CO

___________________________

4 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS BCP2 Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP2 Alpha, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
			0
	8	SHARED VOTING POWER Common Stock:	2,986,823
	9	SOLE DISPOSITIVE POWER
			0
	10	SHARED DISPOSITIVE POWER
		Common Stock:	2,986,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	2,986,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	49.8%.[5]
14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

___________________________

5 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
			0
	8	SHARED VOTING POWER Common Stock:	5,708,219
	9	SOLE DISPOSITIVE POWER
			0
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,708,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,708,219

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	95.2%.[6]
14	TYPE OF REPORTING PERSON (see instructions)
PN, HC

___________________________

6 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
			0
	8	SHARED VOTING POWER Common Stock:	5,708,219
	9	SOLE DISPOSITIVE POWER
			0
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,708,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,708,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	95.2%.[7]
14	TYPE OF REPORTING PERSON (see instructions)
CO, HC

___________________________

7 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

CUSIP No. 957881 10 5

1	NAME OF REPORTING PERSONS Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the Unites States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
			0
	8	SHARED VOTING POWER Common Stock:	5,708,219
	9	SOLE DISPOSITIVE POWER
			0
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,708,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,708,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock:	95.2%.[8]
14	TYPE OF REPORTING PERSON (see instructions)
IN

___________________________

8 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

Item 1.  Security and Issuer.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, no par value per share (the “Common Stock”), of Western Capital Resources, Inc., a Minnesota corporation (the “Issuer”), having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 3 amends the Schedule 13D, as amended, as specifically set forth.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)

This statement is being filed by WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”) and Murry N. Gunty.  The majority owner and manager of WCR is BCP 2 WCR; and BCP QP is the majority owner and manager of BCP 2 WCR. The majority owner of BCAH I is BCP2 Alpha, and BCP QP is the majority owner of BCP2 Alpha. BCM serves as the manager of BCAH I and BCP2 Alpha, and Mr. Gunty is the manager of BCM. BCA serves as the general partner of BCP QP, and Mr. Gunty is the manager of BCA.  WCR, BCP 2 WCR, BCAH I, BCP2 Alpha, BCP QP, BCA and Mr. Gunty are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701 Chevy Chase, MD 20815.

(c)

Each of WCR, BCP 2 WCR, and BCAH I is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP QP, BCP2 Alpha, and BCA is that of private partnerships engaged in investment in securities for its own account.  Mr. Gunty serves as the manager of BCA and BCM, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WCR, BCP 2 WCR, BCP QP, BCAH I, BCP2 Alpha, BCM and BCA are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On October 1, 2014, the Issuer completed a merger (the “Acquisition Transaction”) whereby it obtained a 100% interest in BC Alpha Holdings II, LLC, a Delaware limited liability company (“BCAH II”), and thereby an indirect majority interest in AlphaGraphics, Inc., a Delaware corporation (“AlphaGraphics”). In connection with the Acquisition Transaction, the Issuer established a wholly owned subsidiary that entered into an Agreement and Plan of Merger, dated August 29, 2014, which is incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2014, with BCAH II, the sole owner of BC Alpha, LLC, a Delaware limited liability company, which owned approximately 99.2% of AlphaGraphics. As consideration for the Acquisition Transaction, the Issuer issued 2,986,823 shares of Common Stock to BCAH I (which was the sole owner of BCAH II) for an ownership interest in the Issuer of approximately 49.8% of its issued and outstanding Common Stock.

Item 4.  Purpose of Transaction.

The additional 2,986,823 shares of Common Stock were acquired by BCAH I as merger consideration in connection with the consummation of the Acquisition Transaction, which became effective on October 1, 2014. Also, in connection with the consummation of the Acquisition Transaction, the Issuer appointed two new directors nominated by BCAH I to serve on its Board of Directors. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5.  Interests in Securities of the Issuer.

Items 5(a), (b), (c), and (d) are amended and restated as follows:

(a)	State the aggregate number and percentage of the class of securities owned by the Reporting Persons:

Common Stock: 95.2%.[9]

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Each of BCAH I and WCR directly own 2,986,823 and 2,721,396 shares of Common Stock, respectively. Each of BCAH I and WCR, and their respective members, managers and general partners (unless otherwise noted) have sole and shared voting and dispositive power over the shares of Common Stock that are directly owned by each of BCAH I and WCR as reflected in Items 7, 8, 9 and 10 of each Reporting Person’s ownership table at the beginning of this Amendment No. 3 to Schedule 13D.

(c)	Other than the transactions reported in this Amendment No. 3 to Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and to add the following:

On August 29, 2014, WCR, Merger Sub and BCAH II entered into an Agreement and Plan of Merger (the “Merger Agreement”) by which Merger Sub merged with and into BCAH II, effective October 1, 2014. After the consummation of the Acquisition Transaction, BCAH II became a wholly owned subsidiary of WCR and BCAH I received as merger consideration 2,986,823 shares of Common Stock. The Merger Agreement is incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2014.

___________________________

9 The percentage was calculated based on the Issuer’s total issued and outstanding shares of common stock being the sum of the following: (i) 3,010,765 shares of common stock as of October 1, 2014 based on the capitalization table for the Issuer provided in conjunction with the Acquisition Transaction plus (ii) 2,986,823 shares of common stock that were issued as consideration in connection with the Acquisition Transaction.

On October 14, 2014, WCR, BCP 2 WCR, BCP QP, BCAH I, BCP2 Alpha, BCM, BCA and Mr. Gunty entered into a Joinder Agreement to Agreement as to Joint Filing (the “Joinder Agreement”), in which BCAH I, BCP2 Alpha, and BCM were added as members of the filing group. The Joinder Agreement is attached as Exhibit B and is incorporated herein by reference.

Other than the Merger Agreement (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2014) and the Joinder Agreement (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description
A

The Agreement and Plan of Merger by and among Western Capital Resources, Inc., WCRS Acquisition Co., LLC and BC Alpha Holdings II, LLC dated as of August 29, 2014 (incorporated herein by reference to Exhibit 2.1 of Western Capital Resources, Inc.'s Current Report on Form 8-K filed with the SEC on September 5, 2014)

B	Joinder Agreement to Agreement as to Joint Filing dated October 14, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 14, 2014

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors II, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BC ALPHA HOLDINGS I, LLC		BCP2 ALPHA, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Management, LLC	For:	Blackstreet Capital Management, LLC
Title:	Manager of BC Alpha Holdings, LLC	Title:	Manager of BCP2 Alpha, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC	Title:	Manager of Blackstreet Capital Management, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors II, LLC
By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors II, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors II, LLC

BLACKSTREET CAPITAL MANAGEMENT, LLC		MURRY N. GUNTY

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Management, LLC	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC

EXHIBIT B

JOINDER AGREEMENT TO

AGREEMENT AS TO JOINT FILING PURSUANT TO REGULATION 240.13d-1(k)(1)(iii)

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Amendment No. 3 to Schedule 13D relating to Western Capital Resources, Inc. (the “Issuer”) is being filed on behalf of each of the undersigned.

WHEREAS, WCR, LLC, a Delaware limited liability company, BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership, Blackstreet Capital Advisors II, LLC, a Delaware limited liability company, and Murry N. Gunty (collectively, the “Group”) have entered into Agreements as to Joint Filing on April 12, 2010, November 3, 2010, and July 3, 2013; and

WHEREAS, BC Alpha Holdings I, LLC, a Delaware limited liability company, BCP2 Alpha, LLC, a Delaware limited liability company, and Blackstreet Capital Management, LLC, a Delaware limited liability company (the “New Members”) wish to join the Prior Group as a result of acquiring 2,986,823 shares of the Issuer’s common stock in connection with the consummation of the acquisition of BC Alpha Holdings II, a Delaware limited liability company, whereby it obtained an indirect majority interest in AlphaGraphics, Inc., a Delaware corporation, effective October 1, 2014, pursuant to the terms of that certain Agreement and Plan of Merger, dated August 29, 2014;

NOW, IT IS AGREED, this 14th day of October, 2014 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the New Members agree to the joint filing, together with the other members of the Group, on behalf of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws.

2. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Joinder to be executed as of October 14, 2014.

Dated: October 14, 2014

WCR, LLC		BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	WCR, LLC	For:	BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	BCP 2 WCR, LLC	For:	Blackstreet Capital Partners (QP) II, L.P.
Title:	Sole Manager of WCR, LLC	Title:	Sole Manager of BCP 2 WCR, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors, LLC
Title:	Sole Manager of BCP 2 WCR, LLC	Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors, LLC	Name:	Murry N. Gunty
Title:	General Partner of Blackstreet Capital Partners (QP), II L.P.	Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors II, LLC

BC ALPHA HOLDINGS I, LLC		BCP2 ALPHA, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Management, LLC	For:	Blackstreet Capital Management, LLC
Title:	Sole Manager of WCR, LLC	Title:	Manager of BCP2 Alpha, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC	Title:	Manager of Blackstreet Capital Management, LLC

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Partners (QP) II, L.P.	For:	Blackstreet Capital Advisors II, LLC
		Title:	Manager of Blackstreet Capital Advisors, LLC

By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Advisors II, LLC
Title:	General Partner of Blackstreet Capital Partners (QP) II, L.P.

By:	/s/ Murry N. Gunty
Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Advisors, LLC

BLACKSTREET CAPITAL MANAGEMENT, LLC		MURRY N. GUNTY

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
For:	Blackstreet Capital Management, LLC	Name:	Murry N. Gunty
Title:	Manager of Blackstreet Capital Management, LLC